OFFERING STATEMENT

(EXHIBIT TO SEC FORM C)

15th July 2019

Social Chains, Inc.





Contents

OFFERING STATEMENT – Social Chains

THIS DOCUMENT IS INTENDED FOR REVIEW ON LETSLAUNCH ONLY. DO NOT COPY OR DISTRIBUTE





Introduction

This Offering Statement (this "**Disclosure**") is provided solely to prospective investors through the Crowdfunding Portal provided at www.letslaunch.com and any subdomain thereof (the "**Portal**") and operated by Pitch Venture Group LLC d/b/a LetsLaunch, a Delaware limited liability company ("**LetsLaunch**"), for the sole purpose of evaluating investments in certain securities ("**Securities**") offered by **Social Chains, Inc a Corporation** (C-Corp formed in the State of Texas ("**Social Chains**", "**Company**", or the "**Issuer**"). The Securities, in the form of a Convertible Promissory Note as outlined in the Summary of Offering Section, will be governed by, a Convertible Crowd Note Purchase Agreement (the "Crowd Note") between the Issuer and the purchasers of the Securities.

The Issuer is seeking to raise a target of **USD$100,000** and a maximum of **USD$200,000** through the offering and sale of Securities on the Portal (the "**Offering**") in reliance on the exemption from registration pursuant to Section 4(a)(6) of the U.S. Securities Act of 1933 and the associated regulations thereto ("**Regulation Crowdfunding**").

Investments, including crowdfunding investments, involve risk. An investor should not invest any funds in this Offering unless he or she is willing and can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The Securities have not been recommended or approved by any Federal of State securities commission or regulatory authority, nor have they been recommended or approved by the Portal. The U.S. Securities and Exchange Commission (the "**SEC**") does not pass upon the merits or terms of any Securities offered, nor does it pass upon the accuracy or completeness of any offering document or literature, including this Disclosure. These Securities are exempt from registration. Prospective investors should not interpret the contents of this Disclosure or any information provided on the Portal as legal, accounting, tax, regulatory, investment or other advice. Prospective investors should consult their own advisors regarding the Securities.

The Securities may not be transferred to any investor during the one (1) year period beginning when the Securities are issued, unless the Securities are transferred: (i) to an "accredited investor" as defined in Rule 501(a) of SEC Regulation D; (ii) to the Issuer; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. There is no available secondary market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities.

No other person other than the Issuer has been authorized to provide prospective investors with any information concerning the Issuer or the Offering or to make any representation not contained in the Disclosure. To invest in the Securities, each prospective investor will be required to (i) create an account with the Portal, (ii) make representations regarding the investor's investment eligibility and understanding of the risks involved in investing in the Securities, and (iii) execute the Crowd Note.

Certain information contained in this Disclosure constitutes "forward looking statements" that can be identified by the use of certain forward-looking terminology, including "may", "will", "should", "expect",

---



"anticipate", "estimate", "intent", "continue" or "believe" or the negatives or variations thereof. Any forecasts or other estimates in this Disclosure, including estimates of returns or performance, are "forward-looking statements" and are prospective in nature, based upon certain assumptions that may change. Due to the various risks and uncertainties, actual events or results or the actual performance of the Securities may differ materially from those contemplated in such forward-looking statements. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of the Issuer or the Portal. NEITHER THE DELIVERY OF THIS DISCLOSURE AT ANY TIME NOR ANY SALE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT OR VERIFIED BY THE PORTAL AS OF ANY TIME AFTER THE EARLIER OF THE RELEVANT DATE SPECIFIED HEREIN OR THE DATE OF THIS DISCLOSURE OR THE DATE OF THE OFFERING.

letslaunch

Summary of Offering

The following is a summary of the terms of the Offering. This summary does not purport to be complete and is qualified in its entirety by reference for the remainder of this Disclosure, information provided on the Portal and the Crowd Note.

The Securities offered for sale by the Issuer on the Portal are governed by the Crowd Note, which is an agreement between an investor and the Issuer, under which the investor agrees to invest in the Issuer pursuant to the terms therein. **By investing in the Securities, investors do not have any voting or management rights with respect to the Issuer.**

Target Offering Amount	The minimum amount that must be raised for the Offering to close and for Securities to be issued is **USD$100,000**
Maximum Offering Amount	**USD$200,000**
Offering Period	The Offering will close at 11:59 PM on **30th November 2019**. In certain cases, the Issuer may choose to accelerate the end of the Offering Period, as discussed in this Disclosure.
Maturity Date	06/30/2022
Discount	15%
Interest Rate	6%
Valuation Cap	USD$15,000,000
Voting Rights	These Securities are non-voting Securities, meaning investors will have no financial or operational control of the business.
Minimum Investment	$250

Investment, Escrow and Closing Process

Investors seeking to make an investment in Securities offered by the Issuer will:

1. Create an account on the LetsLaunch Portal
2. Click "Invest" on the Offering made available on the Portal
3. Be asked to enter certain required information, including the investor's annual income and net worth, which will be used to determine an investment limit for each investor
4. Make certain representations regarding the investor's understanding of the Offering and the risks associated with crowdfunding
5. Input the amount the investor wishes to invest in Securities offered by the Issuer
6. Execute the Crowd Note and upload the signed document to the Portal.

When the issuer confirms their investment amount, the investor will contribute their committed investment amount into a designated escrow account for the Offering.

Once the Target Offering Amount has been raised and the Offering Period has ended, the committed investment amounts will be released from escrow upon the Issuer's satisfaction with the terms and conditions set forth in the Crowd Note. At this point, the Offering will be deemed to have been

---



successfully closed (the "**Closing**") and the executed Crowd Note and any other applicable documents will be provided to the investor and the Issuer. The Issuer will grant the promised Securities to the investor, as stated in the Crowd Note.

Cancelation of Investment Commitment

Investors may cancel an investment commitment until forty-eight (48) hours prior to the end of the Offering Period identified in this Disclosure. If an investor does not cancel an investment commitment before the forty-eight (48) hour period prior to the end of the Offering Period and the target Offering Amount has been met, the funds will be released to the Issuer upon Closing and the investor will receive Securities in exchange for his or her investment, as specified in the Crowd Note. LetsLaunch will notify investors when the Target Offering Amount has been met. If the Issuer reaches the Target Offering Amount prior to the end of the Offering Period identified in this Disclosure, the Issuer may close the offering early if it provides notice about the new offering deadline at least five (5) business days prior to such new offering deadline (absent a Material Change, as defined in the next section, that would require an extension of the offering and reconfirmation of the investment commitment). If the Issuer does not raise at least the Target Offering Amount through this Offering on the Portal, no Securities will be sold in this Offering. In this case, investment commitments will be canceled, and funds will be returned to the investors.

Material Changes to the Offering

If the Issuer makes a material change ("Material Change") to the Offering, investors will be notified of such a change by the Portal. In the event of a Material Change, investment commitments will be canceled unless the investor reconfirms the investment commitment within five (5) business days of the notification. Investment commitments can be reconfirmed on the Investor Dashboard provided by the Portal. If the investor does not reconfirm the investment commitment, the investment commitment will be canceled, the investor will receive a notice of cancelation from the Portal and funds will be returned.

Restrictions on Transfer or Sale of Securities

The Securities may not be transferred to any investor during the one (1) year period beginning when the Securities are issued, unless the Securities are transferred: (i) to an "accredited investor" as defined in Rule 501(a) of SEC Regulation D; (ii) to the Issuer; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. There is no available secondary market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities.

Note: the term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any such categories, at the time of the sale of the Securities to that person. The term "member of the family of the investor or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law,



brother-in-law or sister-in-law of the investor, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Escrow Agent / Paying Agent

The Portal's Escrow and Paying Agent is North Capital Private Securities Corporation (the **"Agent"**), a registered broker-dealer, member of FINRA and SIPC, located at 623 E Fort Union Blvd, Suite 101, Midvale, UT 84047. All funds transacted on the Portal are controlled and transacted by the Agent.

LetsLaunch Compensation

LetsLaunch charges zero fees to open an account on the Portal or to make an investment in Securities offered on the Portal. Issuers that conduct an Offering on the Portal are charged a fee of 3% of the total Offering Amount, provided that the Target Offering Amount is raised prior to the end date of the Offering Period. Issuers are also charged fees for Bad Actor checks and Escrow account set up by third party companies. These fees are not considered as compensation to LetsLaunch.

Perks and Rewards

The Issuer is not offering any perks and rewards associated with the Offering.

Issuer Representations and Warrant

The Issuer certifies that all of the following statements are true for the Issuer:

1. It is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
2. It is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
3. It is not an investment company registered or required to be registered under the Investment Company Act of 1940.
4. It is not ineligible to rely on this exemption under Regulation Crowdfunding as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
5. It and its predecessors have filed with the SEC and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two (2) years immediately preceding the filing of this Disclosure.
6. It is not a development state company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.



Business Plan

Company Overview

Social Chains is the social media experience that everyone's been asking for, but haven't been able to get - until now!

Just imagine a social media site where there are no more fake users or people hiding behind fake identities. Just imagine a site where you are guaranteed that no one, not even the social media company can read your emails or your personal information, and will not sell it or share it with 3rd parties without your permission. Just imagine a social media application that values your use of the site so much that it's willing to share up to 50% of the company's profits with its users. THAT is what SocialChains.io is about.

We start by ensuring that everyone on the platform is not only a real person, but is who they say they are. The only way we know how to accomplish that is by asking every user to provide a government issued ID. Once we verify the user's identity, we delete the ID information and don't retain it.

Next, we offer privacy at a level that no other social media site offers - anywhere! We guarantee that we will never read your emails and information, share it or sell it to anyone without your permission. You're in control of your personal information.

Finally, since your user information has value, we are prepared to share up to 50% of the company's profits with our users.

After over 3 years of R&D, and a substantial amount of personal funding, our social media site is live, and operating globally. We've got thousands of users already signed up and using it. We are raising funds to accelerate our growth, and complete legal filings to support this growth.

Join us in this journey to provide a safe social media experience to the people who have been demanding it for so long.

Products and Services

Social Chains is a full-fledged, social media platform, providing all the features that users currently have on their social media sites. In addition to those features, we also provide additional communications features including calendaring, and safe, private groups, direct access to most online email apps directly from the platform, and eventually, the ability to conduct various types of commerce on the platform.

What differentiates our product from other social media platforms is that from the get go, we value and respect our users. The moment users sign up, we actually pay them to become a verified member. We pay users in SONA, which is our own, block chain based crypto currency. Over time, users will be able to conduct commerce on the platform using our crypto currency, and also be able to encash it in their local currency.



On Social Chains, users are safe – safe from being scammed by fake users, safe from being targeted with fake news and information, and safe by being sure that no one can read their information or track them on the platform – not even Social Chains itself. Users can set up private groups that are truly private.

Should a user choose to release their information, they can then start earning points that go towards determining their share in the company's profits.

Social Chains has identified and is developing several revenue streams that do not depend on the exploitation of user data. These revenue streams will deliver significant profits as the user base grows.

Target Market
Our Target Market is "Youth", starting off in English speaking countries. We further breakdown the Youth segment into 3 groups:

1. High School students (14-18 yrs of age)

2. College Students (18-22 yrs of age)

3. Young Working Adults (22+ yrs of age)

We are targeting youth because:

- They are more open to 'try new social media platforms'

- They are far less hesitant to provide their government issued photo IDs for verification

- They are excited about the opportunity to earn a share of the company's profits

- They have a high propensity to use electronic currencies

- They have smaller networks than older adults - and so their switching costs to a new platform are low.

Marketing Plan
High School and College Students: We are establishing a 'Campus Ambassador' program, where select students on campus will be responsible for generating traction on campus. We provide them with training and supporting marketing materials (e.g., flyers, T-Shirts) to help promote the Social Chains message on campus. In addition, we are in discussions with the administration at select college campuses in the US and India to enable Social Chains to become the de facto platform of communication on their campuses.

Young Children: This is a largely under tapped market because young children are typically not allowed to be on social media. Yet, this age group is increasingly falsifying their information, and getting on to social media sites. The social media platforms are aware of this violation, but are shying away from their responsibility to police this effectively. Unwittingly, schools and parents are contributing to this problem by using these social media platforms to communicate with children, thereby opening them up to predatory risk. At Social Chains, we are creating a "Safe & Responsible" program that targets elementary and middle schools, providing them with a safe social communications platform managed by the school

---



administration. This will enable young children to get online without the need for an ID, but do so in a controlled manner - and be able to stay in touch with their teachers, friends and parents. The expectation is that with a mandate by the school to use the platform for communication, parents (adults) will also join the platform. However, We focus on this group after a substantial user growth in the High school and college segments.

Young Working Adults: While we are not prioritizing this group immediately, we will target this segment of Youth through micro-influencers. Young adults are most interested in topics like travel, food, exercise, and living - largely related to life experiences.

Key Persons – Officers and Directors

The following individuals are Officers of the Issuer. For the purposes of this section of the Disclosure, the term "Officer" includes the positions of president, vice president, secretary, treasurer, chief financial officer, comptroller, or chief accounting officer, as well as any person routinely performing similar functions.

Name: Srini Katta

Position: CEO, 02/15/2018 – Current

Responsibilities: Cashflow, Product Vision, Team Building, Investor Management, Brand Management, Corporate Development

Experience & Bio:

- Founder & CEO iServiceGlobe
- Founder & CEO Mogo Labs
- Expert in CRM, Blockchain Architecture
- MBA + MS, Osmania University

Name: Hubert Vaz-Nayak

Position: COO, 02/15/2018 – Current

Responsibilities: Designing and implementing business operations. Establishing policies that promote company culture and vision. Overseeing operations of the company and the work of executives.

Experience & Bio:

- Co-Founder & MD, Thrive Partners Consulting + Eclipse Networks
- Conceived of and wrote business plan for Convergys NYSE: CVG
- Accenture (strategy), BearingPoint, BMC Software, AT&T Wireless, Motorola
- MBA, U. of Chicago; BTech, IIT Delhi

Name: Padmanand Warrier

Position: Head of Products, 01/21/2019 – Current

Responsibilities: Developing, designing and producing products

Experience & Bio: |



- Sr. Director, DS-IQ
- Product Management, Microsoft
- Co-Founder & CTO, Media3Net
- BTech, MS, RPI

Name: Jomari Peterson

Position: Director, Blockchain & Crypto Currency, 01/21/2019 – Current

Responsibilities: Developing block chain & crypto currency and operations in relation to this

Experience & Bio:

- Co-founder, Quantum Resistant Ledger
- Founder, The Digital Reserve: Ending Predatory Lending through a micro lending and financial services Cryptocurrency
- PhD Candidate, Engineering & Public Policy at CMU
- MBA, Howard University
- Creator, Cost Based Proof of Stake Consensus and Incentive Mechanism

The following individuals are members of the Issuer's Board of Directors.

Name: Radha Vudumula

Position: Director, 02/15/2018 – Current

Experience & Bio:

Radha is a Lead Business Process Architect and Project Manager with more than fifteen years of experience in Customer Relationship and Engagement Management. She lead Robotics Process Automation and Artificial Intelligence business processes.

Description of Current Capital Structure

Srini Katta owns 90% of Social Chains' issued Common Stock, with Radha Vudumula owning the remaining 10%. Through the LetsLaunch campaign, the issuer is seeking to raise $100,000.00 to $200,000.00, as noted in this Disclosure. Additionally, SocialChains is currently conducting an offering to raise $500,000.00 in new capital from accredited investors. This offering is separate from the offering outlined in this Disclosure. Of the $500,000.00 offering, Social Chains has secured committed capital of approximately $165,000 and another approximately $200,000 verbally committed.

Existing Securities

The Issuer has the following existing Securities authorized and/or outstanding. Existing Securities include Common Stock and Convertible Notes, which may convert to Common Stock and/or Preferred Stock at a later date, as outlined in the Company Agreement and/or Convertible Note Agreements:

Security Class	Securities Authorized	Fully-Diluted Securities Outstanding	Voting Rights
Common Stock	10,000	5,100	Yes

Additionally, Social Chains is in the process of offering Convertible Note securities to accredited investors for aggregate principal of up to $500,000. The Convertible Notes may convert to Common Stock and/or Preferred Stock, per the terms of the Convertible Promissory Note Agreement included for reference in Appendix B of this Disclosure.

Securities reserved for issuance upon exercise or conversion (i.e. securities that have been authorized but are not outstanding), as well as convertible promissory notes, will dilute existing shareholders, including those that participate in this Offering, should they be exercised or converted.

Beneficial Owners

Below is the list of beneficial owners of 20% or more of the Issuer's outstanding equity securities, calculated on the basis of voting power, along with the percentage interest owned by each beneficial owner:

Name	Number and Class of Securities Held	Percentage Interest
Srini Katta	4,590	90%
Radha Vudumula	510	10%

Voting power is calculated such that it includes all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within sixty (60) days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control – as, for example, a co-trustee) they are included as being "beneficially owned". Voting power of the stockholders, including Beneficial Owners, may be impacted or diluted by the conversion of Convertible Note securities to Common Stock and/or Preferred Stock.

Other Exempt Offerings

Offering Date	Exemption Type	Securities Offered	Proceeds
Ongoing; Initiated in April, 2019	Regulation D; Funds from Accredited Investors Only, with Minimum Investment Size of $25,000.00	Convertible Promissory Note(s)	Up to Aggregate Principal of $500,000.00

Other than as described herein, the Issuer has not conducted any other exempt offerings conducted within the past three (3) years. Of the $500,000.00 in aggregate principal noted above, Social Chains has secured investments of $165,000.00 and has verbal commitments for an additional $200,000.00. The material terms of the $500,000.00 convertible note offering include: 6% interest rate; discount rate which escalates from 15% to 25% depending on conversion date; conversion upon qualified financing. The Convertible Note agreement is included in Appendix B of this Disclosure.

Material Terms of Indebtedness

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
iServiceGlobe Inc	$3,500,000	0%	10/1/2021	Structured as a Bill of Sale and Financing Agreement to purchase an intangible asset with a consideration of $3,500,000. The lender has the option to convert this note to the appropriate number of shares of common stock on or before the maturity date.
Andrew Nobbay	$50,000.00	6%	8/31/2021	The lender has the option to convert this note to the appropriate number of shares of common stock on or before the maturity date.
Srinivas Sunkavally	$50,000.00	6%	8/31/2021	The lender has the option to convert this note to the appropriate number of shares of common stock on or before the maturity date.

The Financing Agreement and Bill of Sale related to the iServiceGlobe Inc. debt arrangement is appended to this Disclosure in Appendix C. The Company's Convertible Note securities disclosed in the "Other Exempt Offerings" section above are considered an equity security, so are not included as a Material Terms of Indebtedness. Should the Convertible Note securities not convert to equity, the Company may be required to repay the principal plus accrued interest, as documented in the agreement in Appendix B.

Certain Transactions

Unless otherwise noted in the table below, the Issuer or any entities controlled by or under common control with the Issuer have not been a party to any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five (5.0%) percent of the aggregate amount of capital raised by the Issuer in reliance on Regulation Crowdfunding during the preceding twelve (12) month period, including the amount the Issuer seeks to raise in the current Offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. Any director or officer of the Issuer;
2. Any person who is, as of the most recent practicable date, the beneficial owner of twenty (20.0%) percent of more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. If the Issuer was incorporated or organized within the past three years, any promoter of the Issuer; or
4. Any immediate family member of any of the foregoing persons

Specified Person	Relationship to Issuer	Nature of Transaction	Description
Srini Katta	Officer	Financing Agreement	iServicesGlobe Inc., for which Mr. Katta serves as an Officer, entered into a Bill of Sale and Financing Agreement associated with the sale of an intangible asset to the Company..

Use of Funds

	If Target Offering Amount Raised	If Maximum Offering Amount Raised
Gross Proceeds	USD$100,000	USD$200,000
Offering Expenses	USD$3,000	USD$6,000
Net Proceeds	USD$97,000	USD$194,000
Use of Net Proceeds	25% of funding will go towards sales and marketing, 35% for development costs to finish building the Advertising platform, 15% for operations 5% towards PR , and the remaining 20% for general and administrative expenses.	35% of funding will go towards sales and marketing, 30% for development costs to finish building out the platform, 15% for operations including expanding supplier base, and the remaining 20% for general and administrative expenses.

LetsLaunch charges a fee (the "Offering Expenses") that is equal to 3% of the total Offering Amount, provided that the Target Offering Amount is raised, as compensation for its services provided in connection with the Offering.



Risk Factors

Crowdfunding investments involve risk. Investors should not invest any funds in this Offering unless he or she are willing and can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Issuer and the terms of this Offering, including the merits and risks involved.

These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The SEC does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature, including this Disclosure.

The securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

The list of material industry, company and investment risk factors contained herein is not intended to be exhaustive. These risk factors may make an investment in the Securities speculative and/or risky.

EXAMPLES INCLUDE:

General Economic Conditions Risks

The success of a business depends in part on the economic conditions of the global economy, as well as of the country, state, city and area in which it operates. This poses a likely risk that can impact the business by placing additional strains on incoming revenue or other areas of operations. Additionally, our success depends to a significant degree on user enrollment and usage. SocialChains may not reach the targeted user growth and the usage of the platform a combination of consumer spending, business spending, consumer confidence and business confidence. Any decline in general economic conditions, particularly overseas business travel could negatively impact financial performance.

Competition Risks

The market for social media platforms is competitive. Our Company will compete with other established competitors. We compete with other businesses on the basis of the quality of our product, including the blockchain technology which differentiates us and the secure and privacy aspect that our platform offers. Some competitors have greater brand recognition, experience and/or resources. Any inability to compete successfully with established competitors could negatively impact financial performance. Our markets may be in an ever-constant state of change and development, requiring our business to keep up with changes in the market. Failure to do so can create risk for our Company because competing businesses may capitalize on the changing market and take customers. Additionally, the entrance of new competitors into the space could negatively impact financial performance.

Legal Risks

Our Company may face additional costs and challenges if presented with future legal complaints from customers, governmental authorities, regulatory bodies or agencies. Not only are there the direct costs of litigation resulting from any lawsuits or legal proceedings, but there are also risks of negative publicity

---



and impacts to our business's image that may result in additional unanticipated costs and negative impacts to the operations and performance of the business.

Regulatory and Compliance Risks

Our Company is subject to regulatory oversight by certain governing and regulatory bodies. Furthermore, future Regulation may create limitations on how users participate socially and/or financially on the platform. New technologies which have yet to be regulated can be adversely affected by litigation and complaints from customers or these governing and oversight bodies. This is particularly compounded as the majority of our business is conducted overseas. Due to the uncertainties of litigation and regulatory proceedings, we cannot accurately predict the outcome or timeline of such proceedings. A negative outcome of such proceedings, including fines or other regulatory action, could negatively impact financial performance. Furthermore, negative publicity about these allegations, whether true or untrue, may negatively affect us by harming customer perceptions of our business, products or services. Because new regulations cannot always be anticipated, the additional cost of compliance with new, unforeseen regulations may also impact the future financial health of the Company.

Information Security Risks

Our Company relies on information securities systems and blockchain technologies for our social media platform. Our business depends on the ability to protect these systems and the information contained therein from theft, cyber-attacks, fire, power loss, catastrophic events and other failures. The failure of these systems or any breach in these systems could result in operational issues, negatively impact financial performance, reduce efficiency, halt operations, or result in significant, unplanned expenditures required to restore, repair, replace or upgrade these systems.

Financing Risks

In order to not only begin and continue business operations, but also grow and develop the business, particularly overseas, several expenses must be incurred, which may require additional capital or financing. If the Company is unable to obtain the additional financing it needs, there is a risk that the Company could fail. Additionally, if the Company obtains such financing using debt instruments, there is a risk that the Company is unable to repay the loans under the terms of the agreements, resulting in further interest, fines, or costs that affect the Company's financial condition.

Management Risks

For effective and sustainable growth, our Company relies on proper management of finances, operations, development plans and resources. Additionally, the Company relies on effective development of certain online applications and technologies required for the Company to operate its social network. There is a risk that failure to effectively manage key areas of the business can slow or prevent growth, or even ultimately lead to poor financial performance and business failure.

Accounting and Tax Risks

Our Company relies on current accounting rules and regulations to create financial statements that provide insight into our business' financial history. Accounting rules and regulations are also used in financial statements to develop financial projections into the future. Changes to these rules or



regulations can result in the Company's financial health appearing differently, and negatively impacting the public perception of the Company. In addition, our Company is subject to various taxes, which can include local, state, or federal taxes. There is a risk that the Company could miscalculate or fail to pay the correct amounts, as required by the appropriate governmental authority, or be subjected to an increased tax burden due to changes in laws or regulations. This could result in fines, interest, or additional unanticipated costs that could negatively impact the Company's financial health.

Legal Matters

Conversion to Equity

As governed by the terms of the Crowd Note, the Crowd Note(s) will automatically convert to common stock in the event certain qualified conversion events occur:

1. Qualified Equity Financing: upon the occurrence of a Qualified Equity Financing, the Crowd Note shall automatically convert without any further action on the part of either the Issuer or the investor, whereupon the Crowd Note shall be deemed canceled, into the number of Conversion Shares equal to the quotient obtained by dividing the Outstanding Loan Balance by the Conversion Price prior to the closing of the Qualified Equity Financing.

2. Corporate Transaction: in the event of a Corporate Transaction prior to a Qualified Equity Financing, the Company shall notify the Investor in writing of the terms of the Corporate Transaction and the investor shall receive the higher value received by either: (i) obtaining that number of Conversion Shares equal to the quotient obtained by dividing the Outstanding Loan Balance by the Conversion Price; or (ii) obtaining the Corporate Transaction Payment.

3. At or After Maturity: commencing on the Maturity Date, the Crowd Note holders (by a decision of those Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) have the option to: (i) require the Company to pay the Outstanding Loan Balances, or (ii) convert the Crowd Notes into a number of Conversion Shares equal to the quotient obtained by dividing the Outstanding Loan Balance by the Conversion Price. Upon the conversion of this Note into Conversion Shares, in lieu of any fractional shares to which the holder would otherwise be entitled, the Company must pay the holder cash equal to such fraction multiplied by such price per share.

4. Mechanics of Conversion: as promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

5. Note Completion. This Crowd Note will terminate upon the earlier of: (i) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (ii) the payment of amounts due to the investor pursuant to the Crowd Note.

Such terms as Conversion Shares, Conversion Price, Corporate Transaction, Corporate Transaction Payment, Outstanding Loan Balance, and Qualified Equity Financing are defined in the Crowd Note.

Corporate Actions of the Issuer

The Issuer may take corporate actions that impact investors in this Offering. These corporate actions may include (i) additional issuances of securities, (ii) Issuer repurchases of securities, (iii) a sale of the



Issuer or assets of the Issuer, or (iv) transactions with related parties. These corporate actions may result in dilution or exit from the investment. In the case of Social Chains, the corporate actions are expected: additional issuances of securities, a sale of issuer or assets of the issuer, and/ or transactions with related parties.

Crowdfunding Eligibility

The Issuer, as well as any predecessor of the Issuer, any affiliated Issuer, any director, officer, general partner or managing member of the Issuer, any beneficial owner of twenty (20.0%) percent or more of the Issuer's outstanding voting equity securities, any promoter connected with the Issuer in any capacity at the time of the Offering, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of investors in connection with such a sale of Securities, or any general partner, director, officer or managing member of any such solicitor represent the following statements as true and accurate:

1. No such person has been convicted, within ten (10) years (or five (5) years, in the case of Issuers, their predecessors and affiliated issuers) before the filing of this Disclosure, of any felony or misdemeanor: (i) in the connection with the purchase or sale of any security; (ii) involving the making of any false filing with the SEC; or, (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

2. No such person is or has been subject to any order, judgement or decree of any court of competent jurisdiction, entered within five (5) years before the filing of the information required by Section 4A(b) of the Securities Act of 1933 that, at the time of filing of this Disclosure, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice: (i) in connection with the purchase or sale of any security; (ii) involving the making of any false filing with the SEC; or, (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

3. No such person is or has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or offer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
   a. At the time of the filing of this Disclosure bars the person from: (i) association with an entity regulated by such commission, authority, agency or officer; (ii) engaging in the business of securities, insurance or banking; or, (iii) engaging in savings association or credit union activities.
   b. Constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the ten (10) year period ending on the date of the filing of this Disclosure.

4. No such person is or has been subject to an order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this Disclosure: (i) suspends or revokes such person's registration

as a broker, dealer, municipal securities dealer, investment adviser or funding portal; (ii) places limitations on the activities, functions or operations of such person; or, (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock.

5. No such person is or has been subject to any order of the SEC entered within five (5) years before the filing of this Disclosure that, at the time of the filing of this Disclosure, orders the person to cease and desist from committing or causing a violation or future violation of: (i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act of 1933, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any rule of regulation thereunder; or, (ii) Section 5 of the Securities Act of 1933.

6. No such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

7. No such person filed (as a registrant of Issuer) or was named as an underwriter in any registration statement or Regulation A offering statement filed with the SEC that, within five (5) years before the filing of this Disclosure, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, and no such person, at the time of such filing, has been the subject of an investigation or proceeding to determine whether a stop order or suspension should be issued.

8. No such person is or has been subject to a United States Postal Service false representation order entered within five (5) years before the filing of the information required by Section 4A(b) of the Securities Act, and no such person at the time of filing this offering statement, has been subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representation.

These statements must be true and accurate to be eligible to raise funds under Rule 503 of Regulation Crowdfunding or to rely on the Regulation Crowdfunding exemption under Regulation Crowdfunding.

Dilution

The Crowd Notes will initially be treated as a debt security. Should certain conversion events take place, the Crowd Notes will convert to common stock, per the Crowd Note agreement. An investor's ownership resulting from the purchase of the Securities described in this Disclosure, if converted to common stock, could be diluted should the Issuer issue additional shares. In other words, when the Issuer issues more shares (or additional equity interests), the percentage of the Company that you would own will go down, even though the value of the Company may go up. In this scenario, you will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering, employees exercising stock options or by the conversion of certain securities, including other convertible promissory notes, convertible bonds, preferred shares or warrants, into common stock. If the Issuer decides to issue more shares, an investor could experience value dilution, with each share



being worth less than before, and control dilution, with the total percentage an investor owns being less than before.

Governing Law

Each Crowd Note and the Securities will be governed by the laws of the State of Texas.

LetsLaunch Assessment

LetsLaunch conducts a "bad actor check" on officers, directors and beneficial owners of twenty (20.0%) percent or more of the voting securities in the Issuer. LetsLaunch does not otherwise pass upon the terms, including the merits and risks, of any Offering or Issuer of Securities on the Portal. In making an investment decision, prospective investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks. An investor should not invest any funds in this Offering unless he or she is willing and can afford to lose his or her entire investment.

Minority Ownership Rights

By purchasing the Securities, investors will hold convertible notes that may convert to common stock if qualified conversion events occur. In the event of conversion, investors in this Offering will become holders of minority ownership in the Issuer. Rights of minority holders will be more limited than the rights of the holders of common stock who control the Company in regards to the corporate actions of the Issuer, including additional issuance of securities, Issuer repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Minority holders will have no influence on the corporate actions or operations of the Issuer. With any minority investment in a private company, an investor should be able to bear a complete loss of their investment.

Modification of Terms

Investors may not modify the terms of the investment set forth in the Crowd Note. The Crowd Note may only be modified with the consent of all investors and the Issuer.

Tax Considerations

The Issuer intends to treat the Securities as equity instruments for U.S. Federal income tax purposes. The Issuer is responsible for timely preparation and distribution of tax documents to investors (e.g. Schedule K-1), if required.   Investors should seek advice from a tax professional to understand the tax implications of an investment in the Securities offered and sold in this Offering.

Valuation

Convertible notes allow the Issuer to delay establishing a valuation. Before making an investment decision, an investor should carefully consider the valuation cap and discount contained in the terms of this Offering. Such valuation caps and discounts may not be appropriate, and investors should conduct their own independent assessment of the Issuer prior to investing. There are several ways to value a company. None of them are perfect and all involve certain assumptions, especially for early-stage companies with little operational or financial history. While not an exhaustive list, valuation methodologies include:

1. Book Value – investors can determine a book value of the Issuer using the company's financial statements, usually by looking at the company's balance sheet. However, the balance sheet



generally records assets at cost (the price paid for the asset) and may not take into account whether the assets have increased or decreased in value over time. Some intangible assets such as intellectual property or patents may not appear on the balance sheet, despite their value.

2. Discounted Cash Flows – the Issuer expects to generate positive cash flows (earnings) at some point in the future. This earnings stream can be valued, in present value terms (i.e. the value of those cash flows in today's dollars), by discounting the cash flows by an assumed rate of return.

3. Liquidation Value – this is the amount for which the company or the assets of the company can be sold, minus any debts and liabilities owed.

Different valuation methods will produce a different answer as to what a given investment is worth. Investors may also utilize different assumptions about the company's business and its market. When the Issuer raises additional, future capital in the form of a priced round, meaning a valuation will be established at that point, future investors may value the company or its assets differently than current or prospective investors, including those that participate in this Offering.

Ongoing Reporting

Companies that have raised money via Regulation Crowdfunding must provide certain information to both the SEC and its investors. Receiving regular company updates is an important part of being an investor and monitoring the progress of the company and your investment. The Issuer will file a report electronically with the SEC annually, as well as post the report on its website or otherwise distribute the report to its investors, no later than one hundred twenty (120) days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found in an email sent to investors.

The Issuer will continue to comply with the ongoing reporting requirements until:

1. The Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. The Company has filed at least three (3) annual reports pursuant to Regulation Crowdfunding and has total assets that do not exceed ten million dollars ($10,000,000.00);
3. The Company has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record;
4. The Company or another party repurchases all of the Securities issued in reliance on Regulation Crowdfunding, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. The Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding. Regardless of ongoing reporting requirements per SEC rules, LetsLaunch encourages Issuers on the Portal to provide quarterly updates to investors.

letslaunch

Financial Statements

Overview of Financials

Please see Appendix A for the financial statements as well as the full review report by the Issuer's accountant.

Summary Financial Statements

PROFIT AND LOSS (INCOME STATEMENT):

	PRIOR FISCAL YEAR-END	MOST RECENT FISCAL YEAR-END
TOTAL REVENUE / GROSS SALES	$ 0	$ 0
COST OF GOODS SOLD	$ 0	$ 33,938
EBITDA	$ 0	-$ 56,060
TAXES PAID	$ 0	$ 0
NET INCOME	$ 0	-$ 33,938

BALANCE SHEET INFORMATION:

	PRIOR FISCAL YEAR-END	MOST RECENT FISCAL YEAR-END
CASH & CASH EQUIVALENTS	$ 0	$ 48,573
ACCOUNTS RECEIVABLE	$ 0	$ 0
TOTALS ASSETS	$ 0	$ 3,571,162
SHORT-TERM DEBT	$ 0	$ 0
LONG TERM DEBT	$ 0	$ 3,600,000

Appendix A – Detailed Financial Statements